

November 30, 2023

Harold Meloche
Chief Financial Officer
Conifer Holdings, Inc.
3001 West Big Beaver Road
Suite 200
Troy, MI 48084

   Re: Conifer Holdings, Inc.
     Form 10-K For Fiscal Year Ended December 31, 2022
     Filed March 27, 2023
     File No. 001-37536

Dear Harold Meloche:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K filed March 27,2023

Non-GAAP Financial Measures, page 44

1. In the reconciliations of your non-GAAP financial measures, we note that you present adjustments "net of tax." Please revise your disclosures and reconciliations, in future filings, to present income taxes as a separate adjustment and to provide a clear explanation of how the tax impacts are calculated. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance